SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐            No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release entitled “Spreadtrum Communications, Inc. Announces Changes in Finance Personnel.”

Exhibit 99.2:	Announcement entitled “Spreadtrum Communications, Inc. Announces Change of Independent Auditors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

	By:	/S/ LEO LI
	Name:	Leo Li
	Title:	Chief Executive Officer

Date: November 3, 2009

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press release entitled “Spreadtrum Communications, Inc. Announces Changes in Finance Personnel.”

Exhibit 99.2:	Announcement entitled “Spreadtrum Communications, Inc. Announces Change of Independent Auditors.”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces Changes in

Finance Personnel

Shanghai, China, October 21, 2009 – Spreadtrum Communications, Inc. (NASDAQ: SPRD, the “Company”), one of China’s leading wireless baseband chipset providers, today announced that its Chief Financial Officer, David S. Wu, has resigned from the Company effective October 13, 2009, due to personal reasons. The Company’s Vice President of Finance, who has been with the Company since 2001, Shannon Gao, will assume the responsibility for day-to-day finance and accounting activities while the Company commences a search for Mr. Wu’s successor.

Commenting on the transition, Spreadtrum’s President and CEO, Dr. Leo Li, said, “It is a difficult decision to separate with David after his short time here. Yet, we respect David’s need to focus on his personal matters. We appreciate the contribution that David has made during his time at Spreadtrum and wish him all the best in his new endeavor. I am confident that Shannon will be able to provide the continuity in our finance and accounting functions while we search for a new CFO.”

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and radio frequency (“RF”) processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: www.spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to ensure a continuity of finance and accounting functions and to make a turnaround during the management and industry transition. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing weak industry demand and the effect of such weakness on revenue; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2009, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:
Investor Relations
Tel: +86 21 5080 2727 x2268
E-mail: ir@spreadtrum.com

Exhibit 99.2

Spreadtrum Communications, Inc. Announces Change of Independent Auditors

SHANGHAI, China, November 3, 2009 — Spreadtrum Communications, Inc. (Nasdaq: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as the Company’s independent registered public accounting firm, effective October 27, 2009. PwC replaces the Company’s previous independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”).

The removal of the Company’s previous independent registered public accounting firm, Deloitte, and the engagement of PwC were approved by the Company’s Board of Directors in September 2009.

The audit reports of Deloitte on the Company’s consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Deloitte on the Company’s effectiveness of internal control over financial reporting as of December 31, 2008 contained an adverse opinion because of a material weakness.

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period from January 1, 2009 through the date of removal,

(i)	there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such fiscal years, and

(ii)	there were no “reportable events” as that term is defined in Item 16F (a)(1)(v) of Form 20-F (applicable to annual reports of foreign private issuers for fiscal years ending on or after December 15, 2009).

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period through the effective engagement date, neither the Company nor any of its subsidiaries consulted with PwC, its new independent registered public accounting firm, concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former independent registered public accounting firm or a “reportable event” (as defined in Item 16F (a)(1)(v) of Form 20-F).